Exhibit 99.2

Midland States Bancorp, Inc. NASDAQ: MSBI Third Quarter 2017 Earnings Call

2 Forward-Looking Statements. This presentation may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals, and may be based upon beliefs, expectations and assumptions of Midland’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this presentation speak only as of the date they are made, and Midland undertakes no obligation to update any statement. A number of factors, many of which are beyond the ability of Midland to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Midland and its respective businesses, including additional factors that could materially affect Midland’s financial results, are included in Midland’s filings with the Securities and Exchange Commission. Use of Non-GAAP Financial Measures. This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures include “Adjusted Earnings,” “Adjusted Diluted Earnings Per Share,” “Adjusted Return on Average Assets,” “Adjusted Return on Average Shareholders’ Equity,” “Adjusted Return on Average Tangible Common Equity,” “Yield on Loans Excluding Accretion Income,” “Net Interest Margin Excluding Accretion Income,” “Tangible Common Equity to Tangible Assets,” “Tangible Book Value Per Share” and “Return on Average Tangible Common Equity.” The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s funding profile and profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s funding profile and profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Not all companies use the same calculation of these measures; therefore this presentation may not be comparable to other similarly titled measures as presented by other companies. Reconciliations of these non-GAAP measures are provided in the Appendix section of this presentation.

Overview of 3Q17 and Recent Developments 3 Enhancing Business Mix Alpine Acquisition 3Q17 Earnings Announced on October 16, 2017 Leading market share in Rockford, IL MSA $1.3 billion in total assets $1.0 billion wealth management business Centrue and Alpine acquisitions focused on core community banking and wealth management Mortgage banking becoming smaller component of revenue mix Pending sale of 72% of residential MSRs reduces earnings volatility and frees up capital Net income of $2.0 million, or $0.10 diluted EPS Integration and acquisition expenses of $8.3 million, or $0.27 per diluted share Loss on MSRs held-for-sale of $3.6 million, or $0.12 per diluted share Centrue Integration System conversion completed in third quarter On track to realize projected cost savings in 4Q17

Net interest income increased 25% from 2Q17, primarily due to the full quarter impact of Centrue Net interest margin, excluding accretion income, declined 6 bps, due to full quarter impact of Centrue’s lower yielding assets Average rate on new and renewed loans increased 48 bps to 4.72% in 3Q17 Net Interest Income/Margin NIM / NIM Excl. Accretion Income 4 Net Interest Income (in millions) $5.9 $2.6 $4.4 $1.9 $4.9 $2.6 $2.7 $1.3 $3.0 4.00% 3.70% 3.87% 3.70% 3.78% 3.66% 3.42% 3.52% 3.57% 3.51% 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 NIM NIM Excl. Accretion Income $27.3 $26.0 $27.5 $29.4 $36.8 $24.7 $23.8 $24.8 $28.1 $33.8 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 Accretion Income NII Excl. Accretion Income $ 2.2

Non-Interest Income 5 Fee generating businesses accounted for 30% of total revenue in 3Q17 Fee income increased 13.1% from 2Q17 due to full quarter impact of Centrue Strong growth in deposit service charges and interchange revenue Non-Interest Income (in millions) $14.9 $30.5 $16.3 $13.6 $15.4 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 Commercial FHA Residential Mortgage Wealth Management Gain on Sale of CMOs All other, net

Wealth Management group offers Trust and Estate services, Investment Management, Financial Planning and Employer Sponsored Retirement Plans Surpassed $2 billion in assets under administration Total revenue increased 2% from the prior quarter Year-over-year organic growth in assets under administration was $172 million, or 14%, excluding both the Sterling Trust and CedarPoint acquisitions Wealth Management Wealth Management Revenue 6 Assets Under Administration (in millions) (in millions) $1.94 $2.50 $2.87 $3.41 $3.48 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 $1,235 $1,658 $1,869 $1,930 $2,001 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017

Commercial FHA origination and servicing business for multifamily and healthcare facilities Long-term replacement reserve deposits for maintenance/capex of properties and escrow deposits are low-cost sources of funds Annual revenue expected to be $18-$20 million (excluding MSR impairment) Average deposits related to servicing were $322 million in 3Q17, up 17% over prior year Love Funding – Commercial FHA Revenue Commercial FHA Revenue Mix 7 Loan Rate Locks (in millions) (in millions) $3.8 $3.9 $6.4 $4.5 $3.4 $0.3 $0.4 $3.3 $3.7 $6.7 $4.2 $3.8 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 Gain Servicing ($0.5) ($0.2) ($0.3) $73 $159 $217 $152 $113 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 Loan Rate Locks

Non-Interest Expense and Operating Efficiency 8 Efficiency Ratio1 was 69.0% in 3Q17 vs. 66.5% in 2Q17 Integration and acquisition related expenses $8.3 million in 3Q17 $7.5 million in 2Q17 3Q17 expenses include $3.6 million loss on MSRs held-for-sale Excluding these charges, noninterest expense increased 20.7% on a linked-quarter basis Increase attributable to full quarter impact of Centrue Non-Interest Expense and Efficiency Ratio1 (Non-Interest expense in millions) 1Efficiency ratio represents noninterest expenses, as adjusted, divided by the sum of fully taxable equivalent net interest income plus noninterest income, as adjusted. Noninterest expense adjustments exclude net expense from the loss share termination agreement, branch network optimization plan charges, loss on mortgage servicing rights held for sale and integration and acquisition expenses. Noninterest income adjustments exclude mortgage servicing rights impairment / recapture, gains or losses from the sale of investment securities, other-than-temporary impairment on investment securities and certain other noninterest income adjustments. $28.7 $34.1 $30.8 $37.6 $48.4 65% 77% 66% 67% 69% 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 Non-Interest Expense Efficiency Ratio

Loan Portfolio Total Loans 9 Total loans declined $26 million during 3Q17 Elevated payoffs in commercial portfolio largely from companies or properties that were sold, as well as lower rated credits exiting the bank Continued growth in residential real estate, consumer and construction portfolios Loan Portfolio Mix (in millions, as of quarter-end) (in millions, as of quarter-end) 3Q 2017 2Q 2017 3Q 2016 Commercial $ 514 $ 571 $ 545 Commercial real estate 1,472 1,471 956 Construction and land development 183 176 164 Residential real estate 446 428 217 Consumer 343 336 248 Lease financing 201 202 182 Total $ 3,158 $ 3,184 $ 2,313 $2,313 $2,320 $2,455 $3,184 $3,158 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017

Total Deposits Total Deposits 10 Average community banking deposits trended higher throughout 3Q17 Repositioning of non-core funding sources as brokered CDs replaced with lower-cost FHLB advances $108 million fluctuation in end-of-period servicing deposits Total deposits declined $219 million in 3Q17 Deposit Mix (in millions, as of quarter-end) (in millions, as of quarter-end) 3Q 2017 2Q 2017 3Q 2016 Noninterest-bearing demand $ 674 $ 781 $ 629 Checking 801 842 658 Money market 634 578 366 Savings 279 292 163 Time 494 526 421 Brokered 233 315 183 Total deposits $ 3,114 $ 3,333 $ 2,420 $2,420 $2,404 $2,527 $3,333 $3,114 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017

Asset Quality NCO / Average Loans 11 Non-performing loans increased due to downgrade of one commercial real estate loan Net charge-offs totaled $0.1 million in 3Q17, or 1 bp of average loans Provision for loan losses of $1.5 million in 3Q17 ALL + credit marks/total loans of 0.99% at September 30, 2017 Non-performing Loans / Total Loans (Total Loans as of quarter-end) 1.29% 1.36% 1.18% 0.87% 1.06% 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 0.11% 0.54% 0.10% 0.13% 0.01% 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017

Outlook Accretive acquisitions continue to drive shareholder value Significant increase in scale and deeper presence throughout Illinois Recurring revenue of wealth management becoming larger percentage of revenue mix Expanded base of low-cost deposits Midland positioned to be a higher performing bank with more consistent earnings stream 12

Appendix

MIDLAND STATES BANCORP, INC.
RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

(in thousands, except per share data)	For the Quarter Ended September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Adjusted Earnings Reconciliation					
Income before income taxes - GAAP	$ 2,316	$ 4,916	$ 11,473	$ 19,910	$ 12,153
Adjustments to other income:					
Gain on sales of investment securities, net	98	55	67	14,387	39
Gain (loss) on sale of other assets	45	(91)	(58)	-	-
Total adjusted other income	143	(36)	9	14,387	39
Adjustments to other expense:					
Net expense from loss share termination agreement	-	-	-	351	-
Branch network optimization plan charges	336	1,236	9	2,099	-
Loss on mortgage servicing rights held for sale	3,617	-	-	-	-
Integration and acquisition expenses	7,967	6,214	1,242	1,200	352
Total adjusted other expense	11,920	7,450	1,251	3,650	352
Adjusted earnings pre tax	14,093	12,402	12,715	9,173	12,466
Adjusted earnings tax	4,355	3,473	3,306	2,871	4,189
Adjusted earnings - non-GAAP	$ 9,738	$ 8,929	$ 9,409	$ 6,302	$ 8,277
Adjusted diluted EPS	$ 0.49	$ 0.51	$ 0.57	$ 0.39	$ 0.52
Adjusted return on average assets	0.87 %	0.99 %	1.16 %	0.78 %	1.06 %
Adjusted return on average shareholders' equity	8.52 %	9.91 %	11.73 %	7.64 %	10.33 %
Adjusted return on average tangible common equity	11.43 %	12.39 %	14.16 %	9.16 %	12.35 %
Yield on Loans					
Reported yield on loans	4.90 %	4.71 %	4.91 %	4.65 %	4.83 %
Effect of accretion income on acquired loans	(0.33) %	(0.17) %	(0.43) %	(0.33) %	(0.43) %
Yield on loans excluding accretion income	4.57 %	4.54 %	4.48 %	4.32 %	4.40 %
Net Interest Margin					
Reported net interest margin	3.78 %	3.70 %	3.87 %	3.70 %	4.00 %
Effect of accretion income on acquired loans	(0.27) %	(0.13) %	(0.35) %	(0.28) %	(0.34) %
Net interest margin excluding accretion income	3.51 %	3.57 %	3.52 %	3.42 %	3.66 %

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15 Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share (dollars in thousands, except per share data) Shareholders' Equity to Tangible Common Equity Total shareholders' equity—GAAP $ 450,689 $ 451,952 $ 334,333 $ 321,770 $ 321,749 Adjustments: Preferred stock (3,015) (3,134) - - - Goodwill (97,351) (96,940) (50,807) (48,836) (46,519) Other intangibles (17,966) (18,459) (8,633) (7,187) (5,391) Tangible common equity $ 332,357 $ 333,419 $ 274,893 $ 265,747 $ 269,839 Total Assets to Tangible Assets: Total assets—GAAP 4,347,761 4,491,642 3,373,577 3,233,723 3,247,727 Adjustments: Goodwill (97,351) (96,940) (50,807) (48,836) (46,519) Other intangibles (17,966) (18,459) (8,633) (7,187) (5,391) Tangible assets $ 4,232,444 $ 4,376,243 $ 3,314,137 $ 3,177,700 $ 3,195,817 Common Shares Outstanding 19,093,153 19,087,409 15,780,651 15,483,499 15,404,423 Tangible Common Equity to Tangible Assets 7.85% 7.62% 8.29% 8.36% 8.44 % Tangible Book Value Per Share $ 17.41 $ 17.47 $ 17.42 $ 17.16 $ 17.52 Return on Average Tangible Common Equity (ROATCE) (in thousands) Net Income $ 2,036 $ 3,539 $ 8,490 $ 11,583 $ 8,051 Average total shareholders' equity—GAAP $ 453,317 $ 361,335 $ 325,442 $ 327,886 $ 318,860 Adjustments: Goodwill (97,129) (61,424) (48,836) (46,594) (46,519) Other intangibles (18,153) (10,812) (7,144) (7,718) (5,656) Average tangible common equity $ 338,035 $ 289,099 $ 269,462 $ 273,574 $ 266,685 ROATCE 2.39% 4.91% 12.78% 16.84% 12.01 % MIDLAND STATES BANCORP, INC. RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES As of September 30, June 30, March 31, December 31, September 30, 2017 2017 2017 2016 2016 As of September 30, June 30, March 31, December 31, September 30, 2017 2017 2017 2016 2016